CUSIP NUMBER: 071625107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER: 001-33070

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 3, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Eddie Bauer Holdings, Inc.
Full name of registrant

N/A
Former name if applicable

10401 NE 8th Street, Suite 500
Address of Principal Executive Office (Street and number)

Bellevue, Washington 98004
City, state and zip code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Introductory Note: Please see the information under the caption “Safe Harbor Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

Eddie Bauer Holdings, Inc. (the “Company”) is a holding company for the business of Eddie Bauer, Inc. (“EBI”), the operating subsidiary of the Company. EBI was previously owned by Spiegel, Inc., which filed for bankruptcy protection in 2003. The Company was spun-out as an independent holding company for EBI as part of Spiegel’s 2005 plan of reorganization. EBI borrowed $300 million under a term loan facility upon emergence from bankruptcy; however those borrowed funds were not invested in EBI’s business, but rather were used to make payments to Spiegel’s creditors. That term loan has since been restated and reduced to $225 million (the “Amended Term Loan”), of which approximately $193 million was outstanding at January 3, 2009. The Company’s material debt agreements also include a $150 million senior secured revolving credit facility (“Revolver”) with $8.7 million in letters of credit outstanding and no amounts drawn as of January 3, 2009, and $75 million principal amount of 5.25% senior convertible notes (the “Convertible Notes”). The Amended Term Loan requires that the Company comply with a substantial number of covenants and conditions, including a senior secured leverage ratio and a fixed charge coverage ratio, related to its operations and financial performance. The Company was in compliance with the financial covenants and other terms of the Amended Term Loan agreement at the end of fiscal 2008. However, the senior secured leverage ratio under the Amended Term Loan agreement tightens significantly during the course of fiscal 2009. These covenant step-downs, combined with the continued downturn and uncertainty in the U.S. economy, increased the risk that the Company will not be able to meet this covenant during the first half of fiscal 2009. This uncertainty has raised questions about the Company’s ability to continue as a going concern for purposes of the Company’s audited financial statements for the fiscal year ended January 3, 2009. In January 2009, the Company announced that it was exploring possible modifications to its Amended Term Loan. The Company and a significant group of its term loan lenders have reached agreement in principle on certain terms of a proposed amendment to the Amended Term Loan (the “Amendment”), including adjustments in financial covenants through the first quarter of 2010 and an increase in interest rates, which Amendment will be submitted to the Amended Term Loan lender group for approval.

Consideration for the Amendment as currently negotiated includes amendment fees of 300 basis points in cash, a 500 basis point payment-in-kind (PIK) amendment fee payable in 2014, and issuance of $.01 warrants exercisable for 19.9% of the common stock of the Company on a fully-diluted basis. The Amendment currently requires the Company to either retire or convert a significant percentage of the Convertible Notes or raise $50 million in new capital with net proceeds used to repay the principal balance of the Amended Term Loan. If the Company fails to meet this covenant within the specified time periods, up to three additional 500 basis point PIK amendment fees and warrants exercisable for up to an additional 30% of the common stock could be paid. The lender group will have the right to nominate two board directors, who must meet the independence criteria of the NASDAQ Marketplace Rules and the rules of the Securities and Exchange Commission. The Amendment must be approved by a majority in principal amount outstanding of the Amended Term Loan. The Company presently anticipates that the Amendment will be approved, but the Amendment will not be effective until that approval is formally received and the required legal documentation executed and delivered.

Since the notes to the Company’s audited financial statements, the Company’s liquidity discussions within its Management’s Discussion and Analysis of Financial Condition and Results of Operations and various risk factors will be materially impacted by the existence of and terms contained in the Amendment, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended January 3, 2009 until the Amendment process is completed. Additional time is required to submit the Amendment to the Amended Term Loan lenders for approval and then finalize the Amendment documentation and complete related disclosures in the Company’s Annual Report on Form 10-K. The Company plans to file its Form 10-K on or before April 3, 2009, as required by Rule 12b-25.

There can be no assurance that the Amendment will be approved by the requisite number of Amended Term Loan lenders or that the documentation of the Amendment will be completed on acceptable terms, on a timely basis or at all. The Amendment as currently negotiated contains terms which significantly increase the Company’s interest expense, impose significant fees and require the issuance of equity to the lenders, which could limit the Company’s ability to fund its operations, pay outstanding indebtedness or obtain external capital. There can be no assurance that if an Amendment is approved and executed with the Amended Term Loan lenders, events in the future will not require the Company to seek additional capital or further amendments to its financing arrangements or, if so required, that such will be available on terms acceptable to the Company or at all.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Freya R. Brier	(425)	755-6544
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary Results of Operations

The Company anticipates that its results of operations to be included in the Annual Report on Form 10-K for the fourth quarter and fiscal year ended January 3, 2009 will include significant changes from the results of operations reported for the prior year’s fourth quarter and fiscal year ended December 29, 2007, as presented in the following table:

	Three Months Ended January 3, 2009 (14 weeks)	Three Months Ended December 29, 2007 (13 weeks)	Change	Twelve Months Ended January 3, 2009 (53 weeks)	Twelve Months Ended December 29, 2007 (52 weeks)	Change
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	($ in thousands)
Net merchandise sales	$356,005	$377,637	$(21,632)	$971,332	$989,380	$(18,048)
Total revenues	$369,898	$392,430	$(22,532)	$1,023,437	$1,044,353	$(20,916)
Gross margin	$145,569	$165,243	$(19,674)	$343,141	$358,527	$(15,386)
Gross margin%	40.9%	43.8%	(2.9%)	35.3%	36.2%	(0.9%)

The Company anticipates reporting in the financial statements accompanying the annual report on Form 10-K and related disclosures for the fourth quarter and fiscal year ended January 3, 2009 the following significant changes in revenues from the corresponding periods in fiscal 2007:

•	net merchandise sales for the fourth quarter of 2008, which included 14 weeks, decreasing $21.6 million, or 5.7%, from the fourth quarter of fiscal 2007, which included 13 weeks;

•

net merchandise sales for fiscal 2008, which included 53 weeks, decreasing $18.0 million, or 1.8%, from fiscal 2007, which included 52 weeks; net merchandise sales for the 53rd week of fiscal 2008 of approximately $22.0 million;

•	comparable store sales, as calculated on a comparable 14 week basis for the fourth quarter and on a comparable 53 week basis for the year, declining 8.8% and 1.8%, respectively;

•

comparable store sales, when excluding the effect of exchange rates applicable to the Company’s Canadian operations, declining 5.7% and 1.1%, for the fourth quarter and fiscal 2008 periods, respectively;

•	licensing revenues in fiscal 2008 declined $1.0 million versus the prior year; and

•	foreign royalty revenue in fiscal 2008 declined $1.4 million versus the prior year.

The Company anticipates reporting that its gross margin for the fourth quarter of 2008 was $145.6 million, a decrease of $19.7 million from the prior year’s fourth quarter. The decline in the gross margin dollars during the fourth quarter reflected the $21.6 million decrease in its net merchandise sales, which was partially offset by a $1.9 million decrease in its cost of sales.

Gross margin for fiscal 2008 is anticipated to be $343.1 million, a decrease of $15.4 million, or 4.3%, from its gross margin of $358.5 million during fiscal 2007, and reflected the $18.0 million decrease in its net merchandise sales and a $2.6 million decrease in costs of sales during the current year versus the prior year.

The Company anticipates reporting that the $2.6 million decrease in its costs of sales included:

•

a decrease of $8.1 million in occupancy costs driven by a $2.9 million decrease in amortization expense of leasehold improvements recorded with the Company’s fresh start accounting upon emergence from bankruptcy; a decrease of $2.5 million in retail store rent expense due to fewer stores; a decrease of $1.5 million in lower rent expense and common area maintenance charges in the Company’s corporate facilities allocated to costs of sales; and a $1.3 million decrease in taxes/utilities; and

•	a $0.9 million decrease in amortization expense associated with the Company’s customer-relationship intangible assets.

The Company anticipates reporting the following items that partially offset the foregoing anticipated decreases in costs of sales:

•	an increase of $4.2 million in the Company’s buying costs, comprised of increases in salaries and benefits costs due to an increase in headcount and an increase in professional services costs; and

•

a $2.0 million increase in the Company’s merchandise costs due to a higher number of units sold, which were slightly offset by a lower cost per unit and a higher benefit from customer loyalty program certificates recognized as a reduction to net merchandise sales.

The Company anticipates reporting that gross margin percentage decreased to 40.9% in the fourth quarter of 2008 down from 43.8% in the prior year comparable period. The decline in its gross margin percentage during the fourth quarter was due primarily to:

•

a 1.7 percentage point decrease in its merchandise margins, primarily driven by higher levels of markdowns taken during the holidays to response to the increased promotional activity taken by its competitors to attract the declining level of consumer spending; and

•	higher buying and customer loyalty program costs as a percentage of net merchandise sales.

The Company anticipates reporting that gross margin percentage decreased to 35.3% in fiscal 2008, down from 36.2% in fiscal 2007, and that the 0.9 percentage point decrease in the Company’s gross margin percentage was due primarily to:

•

a 1.0 percentage point decline in the Company’s merchandise margins, driven by an increase in markdowns taken to promote sales, particularly during the fourth quarter of 2008 when merchandise margins declined by 1.7 percentage points; and

•	an increase in buying costs discussed above, which resulted in a 0.5 percentage point decrease in gross margin percentage.

The Company anticipates reporting that partially offsetting these decreases to its gross margin percentage was a 0.5 percentage point improvement from lower occupancy costs as a percentage of net merchandise sales.

	Three Months Ended January 3, 2009 (14 weeks)	Three Months Ended December 29, 2007 (13 weeks)	Change	Twelve Months Ended January 3, 2009 (53 weeks)	Twelve Months Ended December 29, 2007 (52 weeks)	Change
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	($ in thousands)
SG&A	$123,235	$132,517	$(9,282)	$393,585	$441,875	$(48,290)

The Company anticipates reporting selling, general and administrative (“SG&A”) expenses for fiscal 2008 of $393.6 million, representing a decrease of $48.3 million, or 10.9% from the prior year, and SG&A expenses as a percentage of net merchandise sales for fiscal 2008 of 40.5%, down from 44.7% in the prior year. SG&A expenses for fiscal 2008 included non-recurring expenses of $10.0 million, which included $2.5 million of severance for the Company’s reduction in workforce initiative in the first quarter of 2008 and $7.5 million of impairments of store leasehold improvements during the fourth quarter of 2008, as compared to non-recurring expenses in 2007 of $16.4 million, which included a $5 million merger termination fee; $8.4 million, related to the resignation of a former CEO; $1.4 million of legal and other costs related to a terminated merger agreement; and a $1.6 million charge related to a litigation settlement. The Company anticipates reporting the following significant changes in SG&A expenses for the fiscal year ended January 3, 2009 compared to the corresponding period in fiscal 2007 in addition to the impact of the non-recurring expenses:

•

a $12.4 million reduction in marketing, advertising and promotion costs through the elimination of unproductive advertising, primarily related to lower catalog circulation to less productive acquired addresses and reductions in store marketing costs, internet advertising and brand marketing expenses;

•

a $12.8 million decrease in professional services and legal expenses, driven by a reduction in outsourcing of executive, legal, tax, accounting and investor relations functions; lower expenses for Sarbanes-Oxley compliance; and the non-recurrence of executive recruitment expenses and consulting expenses for cost reduction initiatives incurred during 2007;

•	a $3.9 million reduction in total incentive and bonus plan accruals for both its corporate employees and store employees;

•	a $2.8 million reduction in salaries and benefits due primarily to the 123-position reduction in workforce the Company instituted during the first quarter of 2008;

•	a $2.3 million decrease in warehousing and distribution expenses primarily driven by reduced personnel and occupancy expenses in its distribution center;

•

a $2.0 million decrease in depreciation and amortization expense primarily related to the fresh start adjustments on leasehold improvements that were recorded upon the Company’s emergence from bankruptcy which became fully amortized during mid-2007;

•	a $1.4 million reduction in stock-based compensation expenses; and

•	a $1.0 million decrease in program-related expenses associated with its customer loyalty program.

The Company anticipates reporting that these decreases in SG&A expenses during fiscal 2008 as compared to fiscal 2007 were partially offset by:

•	a $2.8 million unfavorable variance in capitalized overhead costs due to the lower inventory levels at the end of fiscal 2008 versus fiscal 2007; and

•	a $1.7 million increase in shipping costs driven by higher shipping rates due to higher fuel costs.

	Three Months Ended January 3, 2009 (14 weeks)	Three Months Ended December 29, 2007 (13 weeks)	Change	Twelve Months Ended January 3, 2009 (53 weeks)	Twelve Months Ended December 29, 2007 (52 weeks)	Change
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	($ in thousands, except per share data)
Impairment of indefinite-lived intangible assets	$144,574	$—	$(144,574)	$144,574	$—	$(144,574)
Operating income (loss)	$(108,347)	$47,519	$(155,866)	$(142,913)	$(28,375)	$(114,538)
Net loss	$(127,530)	$(18,249)	$(109,281)	$(165,529)	$(101,718)	$(63,811)
Net loss per basic & diluted share	$(4.13)	$(0.59)	$(3.54)	$(5.38)	$(3.33)	$(2.05)

The Company anticipates reporting in the Annual Report on Form 10-K for the periods ended January 3, 2009 that its operating losses for the fourth quarter and for fiscal 2008 increased $155.9 million and $114.5 million, respectively, which reflected $144.6 million in non-cash impairment charges related to the Company’s indefinite-lived intangible assets resulting from the Company’s annual impairment tests of goodwill and trademarks. The Company anticipates reporting impairment charges of $80.0 million and $64.6 million related to its trademarks and goodwill, respectively. The trademarks’ fair value was decreased by a non-cash charge of $80 million based upon the discounted present value of estimated future cash flows of net merchandise sales. The Company anticipates reporting that it recorded a non-cash impairment charge of $64.6 million related to its goodwill, which was based on the estimated fair value of the Company’s enterprise value as of January 3, 2009. Enterprise value was determined using an income approach calculated from discounted cash flows, supported by market comparables for retail companies, as well as the indicated value based on the Company’s common stock price. The downturn in the economy, which impacts the Company’s and other retail companies’ future expected cash flows, was a primary contributor to the impairment charge.

SAFE HARBOR STATEMENTS

All financial information related to fiscal 2008 in this form is preliminary in nature based on unaudited, internal information as of March 18, 2009. This form contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential”, qualifiers such as “preliminary”, and similar expressions. Forward-looking statements are not guarantees of future events, and the Company can provide no assurance that such statements will be realized. The Company can provide no assurance that an Amendment to its Amended Term Loan will be reached on acceptable terms, on a timely basis or at all. The Company can provide no assurance that the Amendment will not contain additional terms which significantly increase the Company’s interest expense, significantly dilute common stockholders or limit its ability to fund its operations or pay outstanding indebtedness. The Company can provide no assurance that if an Amendment is reached, that events in the future will not require the Company to seek additional capital or further amendments to its financing arrangements or, if so required, that such capital will be available on terms acceptable to the Company. Forward-looking statements contained in this form are based on estimates and assumptions, which assumptions and estimates may prove to be inaccurate, and involve risks and uncertainties.

Actual results may differ from those contemplated by such forward-looking statements as a result of a variety of factors, including a continued downturn in the national and global economies; the ability to meet the covenants contained in the Company’s various credit facilities or the extent and nature of any relief that is obtained therefrom; changes in consumer confidence and consumer spending patterns; its inability to effectuate the proposed turnaround of Eddie Bauer as a premium quality brand and improve profitability of retail and outlet stores, catalogs and website operations; the inability to hire, retain and train key personnel; risks associated with legal and regulatory matters; risks associated with rising energy costs; the volatility of foreign exchange rates as they impact results of operations; risks associated with reliance on information technology; increased levels of merchandise returns not estimated by management; the inability to source requirements from current sourcing agents; disruption in back-end operations; the inability to protect trademarks and other proprietary intellectual property rights; unseasonable or severe weather conditions; the Company’s inability to use its federal net operating loss carryforwards, whether as a result of lack of future income from tax purposes or otherwise; and the other risks identified in the Company’s periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and Quarterly Reports on Form 10-Q for the periods ended March 29, 2008, June 28, 2008 and September 27, 2008. The information contained in this form is as of March 18, 2009 and is unaudited, and except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

Eddie Bauer Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 18, 2009	By:	/s/ Freya R. Brier
		Name:	Freya R. Brier
		Title:	Senior Vice President, General Counsel & Corporate Secretary